EXHIBIT A

(Dated: September 28, 2016)

THIS EXHIBIT A is Exhibit A to that certain Transfer Agency Services Agreement dated as of September 28, 2016, between BNY Mellon Investment Servicing (US) Inc. and Destra Investment Trust.

Portfolios

Destra Dividend Total Return Fund
Destra Wolverine Alternative Opportunities Fund
Destra Flaherty & Crumrine Preferred and Income Fund
Destra Focused Equity Fund